Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Alliqua Holdings, Inc. on Amendment No. 1 to Form S-4 [FILE NO. 333-214559] of our report dated February 23, 2016, with respect to our audits of the consolidated financial statements of Alliqua BioMedical, Inc. and Subsidiaries as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 and our report dated February 23, 2016 with respect to our audit of the effectiveness of internal control over financial reporting of Alliqua BioMedical, Inc. and Subsidiaries as of December 31, 2015 appearing in the Annual Report on Form 10-K of Alliqua BioMedical, Inc. for the year ended December 31, 2015. We also consent to the reference to our firm under the heading “Experts” in this proxy statement/prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 21, 2016